EXHIBIT 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Cryoport, Inc. (“we,” “us,” “Cryoport” or the “Company”) had the following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.001 par value per share (“Common Stock”); (ii) warrants to purchase Common Stock at an exercise price of $3.30 per share (the “$3.30 Warrants”); and (iii) warrants to purchase Common Stock at an exercise price of $3.57 per share (the “$3.57 Warrants”).

Our authorized capital consists of 100,000,000 shares of Common Stock and 2,500,000 shares of “blank check” preferred stock, $0.001 par value per share, of which we have designated 800,000 shares as Class A Preferred Stock and 585,000 shares as Class B Preferred Stock, none of which are currently issued and outstanding. The following description is a summary and is qualified in its entirety by our Amended and Restated Articles of Incorporation, as amended to date (the “Charter”), our Amended and Restated Bylaws, as currently in effect (the “Bylaws”), and the forms of warrant certificates relating to each of the $3.30 Warrants and the $3.57 Warrants, copies of which are referenced as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, as well as the provisions of the Nevada Revised Statutes.

Common Stock

Subject to the preferential rights of any outstanding preferred stock, each holder of Common Stock is entitled to receive ratable dividends, if any, as may be declared by our board of directors out of funds legally available for the payment of dividends. No dividends on Common Stock have been declared or paid by the Company. The Company intends to employ all available funds for the development of its business and, accordingly, does not intend to pay any cash dividends in the foreseeable future.

Holders of Common Stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus, the holders of more than 50% of the outstanding shares of Common Stock can elect all of our directors if they choose to do so.

The holders of our Common Stock have no preemptive, subscription, conversion or redemption rights. There are no sinking fund provisions applicable to the Common Stock. Upon our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to receive our assets pro rata.

$3.30 Warrants

The $3.30 Warrants were exercisable at an exercise price of $3.30 per share of Common Stock, subject to certain adjustments. The $3.30 Warrants were exercisable on or after February 25, 2010 and expired on February 24, 2015. As of December 31, 2019, there were no $3.30 Warrants outstanding.

$3.57 Warrants

The $3.57 Warrants are exercisable at an exercise price of $3.57 per share of Common Stock, subject to adjustment as described below. The $3.57 Warrants were exercisable upon issuance and expire on July 29, 2020. Each $3.57 Warrant will have a cashless exercise right in the event that the shares of Common Stock underlying such warrants are not covered by an effective registration statement at the time of such exercise.

The $3.57 Warrants provide that the exercise price is subject to adjustment from time to time if we (i) pay a stock dividend or otherwise make a distribution or distributions on shares of Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of shares of Common Stock any shares of our capital stock.

As of December 31, 2019, the Company had 894,439 $3.57 Warrants outstanding.

Nevada Anti-Takeover Law and Charter and Bylaws Provisions

Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. This statute currently does not apply to our Company because in order to be applicable, we would need to have a specified number of Nevada residents as shareholders, and we would have to do business in Nevada directly or through an affiliate.

In addition, the Charter and Bylaws contain provisions that may make the acquisition of our company more difficult, including, but not limited to, the following:

•	requiring at least 75% of outstanding voting stock in order to call a special meeting of stockholders;

•	not allowing stockholders to take action by written consent in lieu of a meeting;

•	setting forth specific procedures regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	requiring advance notice and duration of ownership requirements for stockholder proposals;

•	permitting our board of directors to issue preferred stock without stockholder approval; and

•	limiting the rights of stockholders to amend our bylaws.

Transfer Agent and Registrar for Common Stock

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company, Attn: Corporate Actions Department, 1 State Street, 30th Floor, New York, New York 10004-1561.

NASDAQ Capital Market

Our Common Stock and the $3.57 Warrants are currently traded on the Nasdaq Capital Market under the symbols “CYRX” and “CYRXW”, respectively.